October 13, 2006

                                                                          2210-1
VIA ELECTRONIC TRANSMISSION
---------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      World Waste Technologies, Inc.
                  Amendment No. 2 on Form S-1 to
                  Registration Statement on Form SB-2, Filed July 27, 2006 File No. 333-136062
                  --------------------------------------------------------


Dear Sir or Madam:

      On behalf of World Waste Technologies, Inc., a California corporation (the "Company"), we have enclosed for filing under the Securities Act of 1933, Amendment No. 2 on Form S-1 to the Registration Statement on Form SB-2, Registration No. 333-136062 (the "Registration Statement"), including the exhibits thereto, that was initially filed with the Securities and Exchange Commission (the "Commission") on July 27, 2006. We have supplementally also enclosed a copy of Amendment No. 2 that has been marked to show the changes that have been made to the initial filing of the Registration Statement. Amendment No. 2 to the Registration Statement includes an amended prospectus (the "Prospectus").

      By its letter dated August 23, 2006, the staff of the Commission (the "Staff") provided the Company with comments on the Registration Statement. We have set forth below the responses of the Company to the Staff's comments.

General

      1. Please provide us with a detailed analysis as to why you believe you are eligible to file on Form SB-2. In this regard, we note the statement on the cover page of your Form 10-KSB filed on July 7, 2006 that the aggregate market value of your voting and non-voting common equity held by non-affiliates was approximately $50,073,000 as of June 30, 2006.

COMPANY RESPONSE.

      Amendment Number 2 to the Form SB-2 has been filed on Form S-1. The additional disclosures required by Form S-1 have been included in Amendment Number 2.

         2. Given the nature and size of the transaction being registered, please advise us of the basis for determining that this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i) of the Securities Act.

Securities and Exchange Commission
October 13, 2006
Page 2


COMPANY RESPONSE.

      The shares being offered for resale were issued over the course of a number of years in various private placement transactions. Substantially all of the shares that are being offered for resale that are currently held directly by the selling shareholders have been held by such shareholders for over two years and were issued by the Company in connection with private placements to accredited investors.

      All but 11 of the nearly 280 selling stockholders are offering to resell less than 500,000 shares. The stockholder proposing to sell the most shares, Trellus Offshore Fund and its affiliates, has held its shares (representing less than 20% of the total shares being offered) for over 16 months, and had no affiliation with the Company prior to its purchase of the shares.

      None of the selling shareholders have any affiliation with the Company, except for Trellus (as discussed above ), and except for three officers and directors of the Company, their relatives and one 5% shareholder, who are offering to resell, in the aggregate, approximately 250,000 shares, representing less than 0.8% of the total shares being offered for resale.

      Although a number of the selling stockholders are affiliated with broker dealers, each such stockholder has represented to the Company in writing that it does not have any agreements or understandings, directly or indirectly, with the brokers with whom they are affiliated with or with any broker or other person, to distribute the shares, and that the shares were acquired by them in the ordinary course of business. The only broker dealers that are selling securities in the offering are First Montauk Securities Corp., Thomas Weisel Partners and Green Drake Capital. All of the securities being offered for resale by these broker dealers are issuable upon the exercise of warrants issued to such broker dealers as partial compensation for acting as a placement agent in the Company's offering of Series B Preferred Stock.

      Except for the proceeds to the Company upon exercise of warrants, none of the offering proceeds will be received by the Company.

Securities and Exchange Commission
October 13, 2006
Page 3


      All of the share issuances were made pursuant to Section 4(2) of the Securities Act of 1933, as amended, or Rule 506 under Regulation D promulgated thereunder. All of the private placements pursuant to which shares were issued were completed prior to the filing of the Registration Statement.

      For the above reasons, the Company believes that the resale of the shares on the Registration Statement is properly characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i) of the Securities Act, is not a primary offering, and that none of the selling stockholders acted as underwriters on behalf of the Company.

      3. Please update your filing to comply with Item 310(g) of Regulation S-B at the effective date of your registration statement.

COMPANY RESPONSE.

      Amendment Number 2 includes updated financial information.

      4. We note that many of the defined terms throughout your prospectus that are not clear from context. In this regard, we note that a reader should not have to learn a new vocabulary and many of the defined terms are acronyms. In addition, you define terms more than once in your prospectus. Please revise accordingly.

COMPANY RESPONSE.

      The Company has added a Glossary of Terms to the prospectus and has made corresponding changes throughout the document.

Cover Page of Registration Statement

      5. Please disclose the name of the agent for service. See Form SB-2.

COMPANY RESPONSE.

      The name of the agent for service of process has been added to the cover page of Amendment Number 2.

      6. Please provide the Rule 415 legend as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Securities and Exchange Commission
October 13, 2006
Page 4


COMPANY RESPONSE.

      The Rule 415 legend has been added to Amendment Number 2.

      7. We note the disclosure in footnote (2) to your fee table. You calculated the fee amount based on the average of the bid and asked prices of your common stock on July 19, 2006. This date is not within five business days prior to the date of filing. Please revise accordingly. See Rule 457(c) of Regulation C.

COMPANY RESPONSE.

      The fee amount has been so revised.

      8. We note the disclosure in footnotes (6) and (7) to your fee table. The registered shares appear to be issuable upon conversion of preferred stock that may be paid as a dividend. However, it does not appear that this dividend has been declared and is payable. As such, it is not appropriate to register these shares at this time. Please revise accordingly. Please also comply with this comment with respect to the registered shares referenced in footnote (8) to your fee table. In addition, please revise the disclosure in the section entitled "The Offering" on page 3 to reflect the changes to your fee table.

COMPANY RESPONSE.

      The Company has revised the Registration Statement to eliminate the registration of shares that may be paid as dividends and that may be issued as a penalty for failure to comply with certain registration rights obligations. However, the Company does propose to register the full number of shares of common stock issuable upon conversion of the preferred stock. In this regard, we note that pursuant to the terms of the preferred stock, the number of shares of common stock issuable upon conversion of the preferred stock automatically includes the number of shares that have accrued as a result of unpaid dividends as of the time of conversion. The number of shares of common stock issuable upon conversion of the preferred stock is therefore ascertainable and is not dependant upon the declaration by the Company of dividends thereon.

Cover Page of Prospectus

      9. We note the disclosure in the first sentence of the first paragraph. Please clarify here and throughout your prospectus that your prospectus relates to the "resale" of the shares, rather than the "sale" of the shares.

Securities and Exchange Commission
October 13, 2006
Page 5


COMPANY RESPONSE.

      This clarification has been made throughout the prospectus.

      10. We note the cross-reference to your "Risk Factors" section. Please highlight the cross-reference by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

COMPANY RESPONSE.

      We have highlighted the "Risk Factors" cross-reference by prominent type.

Prospectus Summary, page 1

      11. Please disclose the fact that you received a going concern opinion from your auditors.

COMPANY RESPONSE.

      We have added this disclosure to the prospectus summary.

The Offering, page 3

      12. Please briefly disclose the material terms of your registration rights agreements, including the penalty provisions.

COMPANY RESPONSE.

      We have added a brief disclosure of the material terms of the Company's registration rights agreements, including the penalty provisions.

Risk Factors, page 4

      13. It appears that you have recently restated your financial statements. Please add risk factor disclosure regarding the risks associated with this restatement.

COMPANY RESPONSE.

      We have added a risk factor regarding the risks associated with the Company's recent restatement.

Securities and Exchange Commission
October 13, 2006
Page 6


A substantial portion of our revenues will be generated from our agreement..., page 8

      14. Please briefly describe the circumstances under which Taormina Industries may terminate the agreement.

COMPANY RESPONSE.

      The Taormina Agreement does not provide for early termination, although it does contain certain limitations on Taormina's obligations to deliver waste to the Company. The disclosure has been revised accordingly.

Management's Discussion and Analysis of Financial Condition, page 14

      15. We note that your provide a comparison of your results of operations for the fiscal years ended December 31, 2004 and 2003, and for the fiscal quarters ended March 31, 2006 and 2005. Please also provide a comparison for the fiscal years ended December 31, 2005 and 2004.

COMPANY RESPONSE.

      A comparison for the fiscal years ended December 31, 2005 and 2004 is included in Amendment Number 2.

Factors that May Affect Future Results..., page 22

      16. Please revise this paragraph, as your Form SB-2 is not an Annual
Report.

COMPANY RESPONSE.

      We have so revised this paragraph.

Business, page 22

      17. Please review the disclosure throughout this section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you simply refer to the sources as "industry sources." Please disclose the date of the sources and whether the information represents the most recently available data. Finally, if you funded or were otherwise affiliated with any of the sources you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Securities and Exchange Commission
October 13, 2006
Page 7


COMPANY RESPONSE.

      The Company has disclosed the data and sources of the industry and scientific data and whether such information represents the most recently available data. The Company has removed references to any data that is not derived from publicly available information. The Company supplementally advises the Staff that the Company is not affiliated with any of the sources cited.

Regulation, page 26

      18. Please disclose the costs of your compliance with environmental laws. See Item 101(b)(11) of Regulation S-B.

COMPANY RESPONSE.

      The Company has disclosed the costs of its compliance with environmental laws.

Intellectual Property, page 28

      19. We note that you acquired one patent from the University of Alabama that is among the intellectual property you license from BPI. We have the following comments:

      o It appears that your license agreement relates to multiple patents and any related intellectual property. Please clearly explain your rights relating to the various technologies you use in your business.

      o Please explain BPI's rights relating to the patented technology. Does it have an exclusive right for all applications or is it limited to a particular field of use? Is this right limited geographically? In this regard, please explain the advantages you gained by acquiring the rights to the patented technology.

COMPANY RESPONSE.

      Disclosure has been added to Amendment Number 2 to address this comment.

Securities and Exchange Commission
October 13, 2006
Page 8


      20. Please quantify and state the license fee and royalties you refer to in this section.

COMPANY RESPONSE.

      The Company has added the disclosure to Amendment Number 1.

2004 Equity Incentive Plan, page 36

Authorized Shares, page 36

      21. We note the disclosure in the last sentence regarding the number of options you have issued. Please update this disclosure as of the most recent practicable date.

COMPANY RESPONSE.

      This information has been updated in Amendment Number 2.

Security Ownership of Certain Beneficial Owners and Management, page 37

      22. Your calculation of beneficial ownership is dated as of May 1, 2006. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly. See Item 403 of Regulation S-B.

COMPANY RESPONSE.

      This disclosure has been updated.

Selling Stockholders, page 39

      23. If a selling stockholder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

      o if a selling stockholder is a broker-dealer, please disclose that it is an underwriter; or

      o if a selling stockholder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business, and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling stockholder is an underwriter.

Securities and Exchange Commission
October 13, 2006
Page 9


COMPANY RESPONSE.

      The Company has added disclosure to the table of selling stockholders that identifies each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer. This information is based on the Company's survey of the selling stockholders and the written responses received in response to this survey. The Company has not, however, identified any of the selling stockholders that are broker dealers or are affiliated with broker-dealers as underwriters because at the time of their purchases, none of such selling stockholders had any agreements or understandings, directly or indirectly, with the brokers with whom they are affiliated with or with any broker or other person, to distribute the shares, and the shares were acquired in the ordinary course of business. Disclosure to this effect has been added to the "Selling Stockholders" section. The selling stockholders that are broker-dealers acquired their securities as compensation for acting as placement agents in connection with certain of the Company's recent offerings.

      Additionally, the economics and mechanics of the transactions in which these selling stockholders acquired their shares clearly indicate that they were not conduits in connection with a primary offering by the Company for a number of reasons, including that the Company will not receive any proceeds from the resale of these shares and accordingly, none of such selling stockholders can be considered to be engaged in a primary offering by the Company.

      24. Please revise the table to disclose the aggregate number of shares being offered by each selling stockholder.

COMPANY RESPONSE.

      The table has been so revised.

      25. It appears that the aggregate number of shares listed in column (a) is more than the number of registered shares disclosed on the cover page of your registration statement. In this regard, we note that you are registering 7,464,321 shares, but the number of shares listed in column (a) is 7,498,510. Please reconcile. Please also comply with this comment with respect to columns
(c) and (d).

COMPANY RESPONSE.

      The number of shares has been reconciled.

Securities and Exchange Commission
October 13, 2006
Page 10


Relationships with Selling Stockholders, page 40

      26. We note the disclosure in the second sentence of the second paragraph. Please explain what you mean by the statement that the information concerning your selling stockholders "may change from time to time." In addition, please confirm that you are aware that you may only substitute a new selling stockholder for an original selling stockholder by means of a prospectus supplement if:

      o     the change is not material;

      o the number of securities or dollar amount registered does not change; and

      o the new selling stockholder's securities can be traced to those covered by the original registration statement.

      Finally, please be advised that you may not use a prospectus supplement to add selling stockholders to your registration statement if their ownership cannot be traced to securities registered in the original registration statement. Otherwise, you must make the changes by a post-effective amendment.

COMPANY RESPONSE.

      The statement that the information concerning the selling stockholders "may change from time to time" has been deleted. The Company confirms that it is aware of the matters raised in this Comment.

Plan of Distribution, page 40

      27. Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

COMPANY RESPONSE.

      A discussion of the disclosure obligations required by the penny stock rules has been added.

      28. We note the disclosure in the third paragraph. If a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Securities and Exchange Commission
October 13, 2006
Page 11


COMPANY RESPONSE.

      This disclosure has been revised to indicate that the Company will file a post-effective amendment addressing the above information. The Company understands that the broker-dealers involved in this offering are in the process of obtaining NASD approval.

      29. We note that the selling stockholders may engage in short selling. Please advise us as to whether any of the selling stockholders have open short positions. In addition, please confirm that you are aware of Interpretation A.65 of the Division of Corporation Finance's July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

COMPANY RESPONSE.

      Based on the Company's survey of the selling stockholders and the written responses we received in response to the survey, none of the selling stockholders have open short positions in the Company's stock. The Company is aware of Interpretation A.65 of the Division of Corporation Finance's July 1997 Manual of Publicly Available Telephone Interpretations.

Description of Securities, page 42

      30. It appears that you are required to obtain stockholder approval to modify the terms of your preferred stock. In this regard, we note the disclosure under the heading "Financing Transaction and Extinguishment of Senior Debt" on page 16. Please discuss the proposed modifications to your preferred stock.

COMPANY RESPONSE.

      A description of the proposed modifications to the Company's Series A preferred stock has been added. The Company is required to obtain shareholder approval to make these modifications and intends to solicit proxies to do so. Additional disclosure has been added to clarify this point.

Securities and Exchange Commission
October 13, 2006
Page 12


Registration Rights, page 45

      31. Please disclose the number of issued and issuable shares that are subject to the registration rights.

COMPANY RESPONSE.

      The number of issued and issuable shares that are subject to the registration rights has been disclosed.

Inside Lockups, page 45

      32. Please file the lock-up agreements as exhibits to your registration statement.

COMPANY RESPONSE.

      The lock-up agreements are included in the Company's Amended and Restated Registration Rights Agreement, which is included as an Exhibit to the Registration Statement. The disclosure has been revised to clarify this point.

Shares Eligible for Future Sale, page 45

      33. We note the disclosure in the second sentence of the first paragraph. Please disclose the number of shares issuable under these options and warrants.

COMPANY RESPONSE.

      The number of shares issuable under these options and warrants has been disclosed.

Rule 144, page 45

      34. We note the disclosure in the first sentence of the last paragraph. Please disclose the number of shares available for resale under Rule 144.

COMPANY RESPONSE.

      The number of shares available for resale under Rule 144 has been disclosed.

Where You Can Find More information, page 46

      35. We note the disclosure in the second sentence. Please specifically identify the reports and other information you file. See Item 10l(c)(2) of Regulation S-B.

Securities and Exchange Commission
October 13, 2006
Page 13


COMPANY RESPONSE.

      This disclosure has been revised to specifically identify the reports and other information that the Company files.

      36. Please reconcile the addresses disclosed in the third and fourth sentences.

COMPANY RESPONSE.

      The addresses disclosed in the third and fourth sentences have been reconciled.

      37. We note the disclosure in the third and fourth sentences. Please also state that the public may obtain information on the Public Reference Room's operations by calling the SEC at 1-800-SEC-0330. See Item 101(c)(3) of Regulation S-B.

COMPANY RESPONSE.

      The Company has added this disclosure.

Part II -- Information Not Required In Prospectus, page II-1

Item 24. Indemnification of Directors and Officers, page II-1

      38. It appears that you have entered into indemnification agreements with certain of your directors and officers. Please discuss the material terms of each agreement and identify the directors and officers.

COMPANY RESPONSE.

      The material terms of each the Company's indemnification agreements have been disclosed as well as the identify of the directors and officers party to such agreements.

Item 26. Recent Sales of Unregistered Securities, page II-2

      39. We note that this section only discusses your sales of unregistered securities that occurred prior to April 2005. Please revise to provide the information required by Item 701 of Regulation S-B with respect to all sales of unregistered securities subsequent to April 2005. For example, we note the sale discussed in Notes 9, 10, 15 to your audited financial statements. We also note your disclosure in your discussion of Liquidity and Capital on page 20.

Securities and Exchange Commission
October 13, 2006
Page 14


COMPANY RESPONSE.

      This section has been revised to include the required information.

      40. Please provide the information required by Item 701(d) of Regulation S-B with respect to each transaction listed in this section.

COMPANY RESPONSE.

      The information required by Item 701(d) of Regulation S-K has been added with respect to each transaction listed in this section

      41. Please provide the information required by Item 701 of Regulation S-B for any options issued during the last three years.

COMPANY RESPONSE.

      The information required by Item 701 of Regulation S-K has been added for any options issued during the last three years.

Item 27. Exhibits, page II-5

      42. Please file as promptly as practicable each of the exhibits required by Item 601 of Regulation S-B, in particular Exhibit 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

COMPANY RESPONSE.

      All required exhibits have been filed as part of Amendment Number 2.

Item 28. Undertakings, page II-9

      43. Please revise paragraph (a)(ii) to provide the undertaking in the exact form required by Item 512(a)(1)(ii) of Regulation S-B.

COMPANY RESPONSE.

      The undertakings have been revised.

Securities and Exchange Commission
October 13, 2006
Page 15


      44. Please revise paragraph (a)(iii) to remove your qualifying language regarding information disclosed in your Exchange Act reports, as you are not Form S-3 eligible. See Note 2 to Item 512(a)(i) of Regulation S-B.

COMPANY RESPONSE.

      Such qualifying language has been removed.

      45. Please delete paragraph (b), as you are not eligible to incorporate by reference.

COMPANY RESPONSE.

      Paragraph (b) has been removed.

      In addition to effecting the changes discussed above, the Company has made various other changes and has endeavored to update the information in the Registration Statement.

      Please direct questions regarding this response letter (other than questions regarding accounting matters) to the undersigned at 310-789-1255. Questions regarding accounting matters should be addressed to David Rane, the Company's Chief Financial Officer, at 858-391-3400.


                                        Very truly yours,

                                        TROY & GOULD
                                        Professional Corporation

                                        /s/ Lawrence P.  Schnapp
                                        Lawrence P.  Schnapp

Enclosures

cc:      Pamela A. Long (via facsimile)
         Andrew Schoeffler (via facsimile)
         John Pimentel
         David Rane